Exhibit 99.2

S.R. BArL1Bo1 & Co. LLP 2nd Golf & View 3rd Corporate Floor Tower—B Chartered Accountants Sector Gurugram —42, —122 Sector 002, Road Haryana, India Tel : +91 124 681 6000 Limited Review Report Review Report to The Board of Directors Vedanta Limited I. We have reviewed the accompanying statement of unaudited standalone Ind AS financial results of Vedanta Limited (‘the Company’) for the quarter ended June 30 2018 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obi igations and Disclosure Requirements) Regulations, 20 l 5 (“the Kegulation ‘), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 (‘the Circular’). 2. The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 (Ind AS 34), Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013, read with Rule 3 of Companies (Indian Accounting Standards) Rules 2015, as amended and with the Circular is the responsibility of the Company’s management and has been approved by the Board of Directors of the Company. Our responsibility is·to express a conclusion on the Statement based on our review. 3. We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410. ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion. 4. Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement prepared in accordance with the recognition and measurement principles laid down in the applicable Indian Accounting Standards (‘Ind AS’), specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of the Regulation, read with the Circular, including the manner in which it is to be disclosed, or that it contains any material misstatement. For S.R. Batliboi & Co. LLP Chartered Accou·ntants ICAI Firm registration number: 301003E/E300005 p awal Partn;! Membership No.: 82028 Gurugram July 3 1,20l8 S.R. Batliboi & Co. LLP, a Limited Liability Partnership with LLP Identity No. AAB-4294 Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

S.R. BArL1Bo1 & Co. LLP 2nd & 3rd Floor Golf View Corporate Tower—B Chartered Accountants . Sector—42, Sector Road Gurugram—122 002, Haryana, India Tel : +91 124 681 6000 Limited Review Report Review Report to The Board of Directors Vedanta Limited 1. We have reviewed the accompanying statement of unaudited consolidated Ind AS financial results of Vedanta Limited (‘the Company’) comprising its subsidiaries (together referred to as ‘the Group’), its associates and jointly controlled entities, for the quarter ended June 30, 2018 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘the Regulation’), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 (‘the Circular’). 2. The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 (Ind AS 34), Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013, read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015, as amended, and with the Circular is the responsibility of the Company’s management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review. 3. We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, ·Review of Interim Financial Information Performed by the Independent Auditor of the Entity ‘ issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion. 4. Based on our review conducted as above and based on the consideration of the reports of other auditors on the unaudited separate quarterly financial results and on the other financial information of subsidiaries, associates and jointly controlled entities, nothing has come to our attention that causes us , to· believe that the accompanying Statement of unaudited consolidated Ind AS financial results prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards (‘Ind AS’), specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of the Regulation, read with the Circular, including the manner in which it is to be disclosed, or that it contains any material misstatement. 5. We did not review the financial statements and other financial information, in respect of 7 subsidiaries, whose Ind AS financial statements include total assets of Rs. 5,695 crore as at June 30, 2018, anJ total revenues of Rs. 578 crore for the quarter ended on that date. These Ind AS financial statements and other financial information have been reviewed by other auditors, whose reports have been furnished to us by the management. The consolidated Ind AS financial results also include the Group’s share of net profit of Rs. Nil for the quarter ended June 30, 2018, as considered in the consolidated Ind AS financial statements, in respect of 1 associate, whose financial statements and other financial information have been reviewed by other auditors and whose reports have been furnished to us by the management. Our conclusion, in so far as it relates to the affairs of such subsidiaries, associates and jointly controlled entities is based solely on the report of other auditors. Our conclusion is not modified in respect of this matter. S.R. Batliboi & Co. LLP, a Limited Liability Partnership with LLP Identity No. AAB-4294 Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Certain of these subsidiaries and associates are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed by other auditors under generally accepted auditing standards applicable in their respective countries. The Company’ s management has converted the financial statements of such subsidiaries, associates and jointly controlled entities located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have reviewed these conversion adjustments made by the Company’s management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries, associates and jointly controlled entities located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Company and reviewed by us.    6. We did not review the financial statements and other financial information in respect of 10 subsidiaries, whose Ind AS financial statements and other financial information reflect total assets of Rs. I 4,421 crore as at June 30, 2018, and total revenues of Rs. 514 crore for the quarter ended on that date. These unaudited and un-reviewed Ind AS financial statements and other unaudited and un-reviewed financial information have been furnished to us by the management. The consolidated Ind AS financial results also include the Group’s share of net profit of Rs. Nil for the quarter ended June 30, 2018, as considered in the consolidated fnd AS financial results, in respect of 1 associate and 3 jointly controlled entities, whose financial statements and other financial information have neither been audited nor reviewed by their auditors and whose unaudited and un-reviewed financial statements and other unaudited and un-reviewed financial information have been furnished to us by the management. Our conclusion, in so far as it relates to the affairs of these subsidiaries, associates and jointly controlled entities is based solely on such unaudited and un-reviewed financial statements and other unaudited and un-reviewed financial information provided to us by the management. In our opinion and according to the information and explanations given to us by the management, these fi nancial statements and other financial information are not materia l to the Group. Our conclusion is not modified in respect of th is matter.    For S.R. Batliboi & Co. LLP Chartered Accountants ICAI Firm registration number: 301003E/E300005    per Raj~ Partner Membership No.: 82028    Guru gram July 31 , 2018